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WESTMINSTER CAPITAL, INC. COMPLETES ITS TENDER OFFER AND
COMMENCES SUBSEQUENT OFFERING PERIOD

        Beverly Hills, CA—May 24, 2002—Westminster Capital, Inc. (AMEX: WI) today announced that the initial offering period of its tender offer to purchase all of its outstanding shares of common stock expired today at 5:00 p.m., New York City time.

        Following the expiration, the preliminary results of the tender offer show that a total of 1,382,413 shares were tendered, representing approximately 20.8% of the outstanding shares of Westminster common stock. These shares, together with 179,774 shares subject to guaranteed delivery, represent approximately 23.5% of the outstanding shares of Westminster common stock. It is estimated that a total of 744,628 shares will remain outstanding following the expiration of the initial offering period, excluding the shares held by certain stockholders who advised Westminster that they did not intend to tender their shares in the tender offer. This number represents approximately 11.2% of the outstanding shares of Westminster common stock. Westminster has accepted for purchase and payment all of the shares that were validly tendered as of the expiration date of the initial offering period of the tender offer.

        Westminster is also providing a subsequent offering period, which commences today and expires on Friday, June 21, 2002, at 5:00 p.m., New York City time. During the subsequent offering period, shares tendered will be accepted and paid for promptly as they are tendered. The same $2.80 per share consideration paid during the initial offering period will be paid during the subsequent offering period. Shares of Westminster common stock tendered during the subsequent offering period may not be withdrawn.

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WESTMINSTER CAPITAL, INC. COMPLETES ITS TENDER OFFER AND COMMENCES SUBSEQUENT OFFERING PERIOD